U.S. COMMERCIAL CORP., S.A. DE C.V.

May 5th, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference. U.S. Commercial Corp., S.A. de C.V.
File Number 82-34669

Enclosed, find the unaudited consolidated financial statements as of december 31, 2002 and 2001 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **4** Year: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**15,573,248**	**100**	**20,901,079**	**100**
2	**CURRENT ASSETS**	**9,207,526**	**59**	**9,766,137**	**47**
3	CASH AND SHORT-TERM INVESTMENTS	2,662,592	17	2,975,648	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	229,020	1	758,271	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	130,383	1	150,534	1
6	INVENTORIES	5,585,436	36	5,559,004	27
7	OTHER CURRENT ASSETS	600,095	4	322,680	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,056,665**	**13**	**2,274,440**	**11**
13	PROPERTY	872,119	6	1,084,015	5
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,668,698	17	2,367,567	11
16	ACCUMULATED DEPRECIATION	1,492,206	10	1,187,605	6
17	CONSTRUCTION IN PROGRESS	8,054	0	10,463	0
18	**DEFERRED ASSETS (NET)**	**4,227,238**	**27**	**8,804,367**	**42**
19	**OTHER ASSETS**	**81,819**	**1**	**56,135**	**0**
20	**TOTAL LIABILITIES**	**9,178,957**	**100**	**9,899,506**	**100**
21	**CURRENT LIABILITIES**	**6,206,004**	**68**	**6,021,007**	**61**
22	SUPPLIERS	3,613,323	39	3,767,085	38
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	251,601	3	249,601	3
26	OTHER CURRENT LIABILITIES	2,341,080	26	2,004,321	20
27	**LONG-TERM LIABILITIES**	**2,856,573**	**31**	**3,627,792**	**37**
28	BANK LOANS	2,644,383	29	3,627,792	37
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	212,190	2	0	0
31	**DEFERRED LOANS**	**116,380**	**1**	**213,344**	**2**
32	**OTHER LIABILITIES**	**0**	**0**	**37,363**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,394,291**	**100**	**11,001,573**	**100**
34	**MINORITY INTEREST**	**2,272,289**	**36**	**5,402,038**	**49**
35	**MAJORITY INTEREST**	**4,122,002**	**64**	**5,599,535**	**51**
36	**CONTRIBUTED CAPITAL**	**3,295,278**	**52**	**2,437,079**	**22**
37	PAID-IN CAPITAL STOCK (NOMINAL)	354,657	6	330,874	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,863,829	29	1,516,033	14
39	PREMIUM ON SALES OF SHARES	1,076,792	17	590,172	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**826,724**	**13**	**3,162,456**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,228,306	19	2,188,588	20
43	REPURCHASE FUND OF SHARES	1,319,875	21	762,028	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	310,030	5	401,047	4
45	NET INCOME FOR THE YEAR	(2,031,487)	(32)	(189,207)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,662,592**	**100**	**2,975,648**	**100**
46	CASH	539,931	20	668,939	22
47	SHORT-TERM INVESTMENTS	2,122,661	80	2,306,709	78
18	**DEFERRED ASSETS (NET)**	**4,227,238**	**100**	**8,804,367**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	4,227,238	100	8,804,367	100
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,206,004**	**100**	**6,021,007**	**100**
52	FOREING CURRENCY LIABILITIES	5,950,393	96	5,771,406	96
53	MEXICAN PESOS LIABILITIES	255,611	4	249,601	4
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**2,341,080**	**100**	**2,004,321**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	392,349	17	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,948,731	83	2,004,321	100
27	**LONG-TERM LIABILITIES**	**2,856,573**	**100**	**3,627,792**	**100**
59	FOREING CURRENCY LIABILITIES	2,856,573	100	3,627,792	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**212,190**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	212,190	100		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**116,380**	**100**	**213,344**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	6,469	6	51,635	24
67	OTHERS	109,911	94	161,709	76
32	**OTHER LIABILITIES**	**0**	**100**	**37,363**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	37,363	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**310,030**	**100**	**401,047**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	310,030	100	401,047	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	3,001,522	3,745,130
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	629	637
75	EMPLOYERS (*)	13,591	14,258
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	926,515,042	890,250,000
78	REPURCHASED SHARES (*)	75,318,734	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**39,854,241**	**100**	**43,742,103**	**100**
2	COST OF SALES	31,344,076	79	35,222,398	81
3	**GROSS INCOME**	**8,510,165**	**21**	**8,519,705**	**19**
4	OPERATING	8,162,553	20	8,797,515	20
5	**OPERATING INCOME**	**347,612**	**1**	**(277,810)**	**(1)**
6	TOTAL FINANCING COST	(69,316)	0	283,690	1
7	**INCOME AFTER FINANCING COST**	**416,928**	**1**	**(561,500)**	**(1)**
8	OTHER FINANCIAL OPERATIONS	(90,613)	0	653,643	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**507,541**	**1**	**(1,215,143)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	172,350	0	14,194	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**335,191**	**1**	**(1,229,337)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**335,191**	**1**	**(1,229,337)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(640,642)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**335,191**	**1**	**(588,695)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(133,215)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	4,406,903	11	0	0
18	**NET CONSOLIDATED INCOME**	**(4,071,712)**	**(10)**	**(455,480)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	(2,040,225)	(5)	(266,273)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**(2,031,487)**	**(5)**	**(189,207)**	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**39,854,241**	**100**	**43,742,103**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	39,854,241	100	43,742,103	100
23	TRANSLATED INTO DOLLARS (***)	3,864,654	10	4,241,658	10
6	**TOTAL FINANCING COST**	**(69,316)**	**100**	**283,690**	**100**
24	INTEREST PAID	238,642	344	356,880	126
25	EXCHANGE LOSSES	397,836	574	23,071	8
26	INTEREST EARNED	71,401	103	15,343	5
27	EXCHANGE PROFITS	549,299	792	16,386	6
28	GAIN DUE TO MONETARY POSITION	(85,094)	(123)	(64,532)	(23)
8	**OTHER FINANCIAL OPERATIONS**	**(90,613)**	**100**	**653,643**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,929)	(4)	653,643	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(86,684)	(96)	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**172,350**	**100**	**14,194**	**100**
32	INCOME TAX	132,792	77	14,599	103
33	DEFERED INCOME TAX	39,558	23	(405)	(3)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	39,854,242	43,742,104
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	39,854,241	43,742,103
39	OPERATION INCOME (**)	347,612	(277,810)
40	NET INCOME OF MAYORITY INTEREST(**)	(2,031,487)	(189,207)
41	NET CONSOLIDATED INCOME (**)	(4,071,712)	(455,480)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(4,071,712)**	**(455,480)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,238,555	799,430
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,166,843**	**343,950**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	468,857	461,917
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,635,700**	**805,867**
6	CASH FLOW FROM EXTERNAL FINANCING	(983,409)	(1,288,534)
7	CASH FLOW FROM INTERNAL FINANCING	(244,062)	1,957,362
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,227,471)**	**668,828**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(721,285)**	**515,280**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(313,056)	1,989,975
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,975,648	985,673
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,662,592	2,975,648

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**5,238,555**	**799,430**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	552,481	601,040
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	4,686,074	198,390
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**468,857**	**461,917**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	387,451	174,392
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	155,451	531,209
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(16,064)	(350,694)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(215,677)	80,250
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	157,696	26,760
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(983,409)**	**(1,288,534)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(983,409)	(1,288,534)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(244,062)**	**1,957,362**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	23,783	1,957,362
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(267,845)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(721,285)**	**515,280**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(404,093)	(412,185)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(317,192)	927,465

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(10.22) %	(1.04) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(49.28) %	(3.38) %
3	NET INCOME TO TOTAL ASSETS (**)	(26.15) %	(2.18) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(2.09) %	(14.17) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.56 times	2.09 times
7	NET SALES TO FIXED ASSETS (**)	19.38 times	19.23 times
8	INVENTORIES ROTATION (**)	5.61 times	6.34 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2 days	5 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.35 %	9.84 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	58.94 %	47.36 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.44 times	0.90 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	95.95 %	94.95 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	138.89 %	159.50 %
15	OPERATING INCOME TO INTEREST PAID	1.46 times	(0.78) times
16	NET SALES TO TOTAL LIABILITIES (**)	4.34 times	4.42 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.48 times	1.62 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.58 times	0.70 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00 times	0.99 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	42.90 %	49.42 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	2.93 %	0.79 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.18 %	1.06 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.85 times	2.26 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	80.12 %	(192.66) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	19.88 %	292.66 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	56.02 %	(79.99)

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(2.23)	$	(0.21)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.37	$	(1.38)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	(0.72)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	(0.15)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	4.84	$	0.00
8	CARRYING VALUE PER SHARE	$	4.45	$	6.29
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.97 times		0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(1.93) times		0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		1	926,515,042			926,515,042	354,657	
TOTAL			**926,515,042**	**0**	**0**	**926,515,042**	**354,657**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
926,515,042

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	75,318,734	3.86144	4.30000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

MEXICO, D.F., AT MAY 5 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **4** Year: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,135,468**	**100**	**5,600,735**	**100**
2	**CURRENT ASSETS**	**843,696**	**20**	**1,468,242**	**26**
3	CASH AND SHORT-TERM INVESTMENTS	795,153	19	1,465,582	26
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	48,543	1	2,660	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**3,291,772**	**80**	**4,132,120**	**74**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	3,291,772	80	4,132,120	74
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**373**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**13,466**	**100**	**1,200**	**100**
21	**CURRENT LIABILITIES**	**6,997**	**52**	**1,200**	**100**
22	SUPPLIERS	4,010	30	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	2,987	22	1,200	100
26	OTHER CURRENT LIABILITIES	0	0	0	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**6,469**	**48**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,122,002**	**100**	**5,599,535**	**100**
36	**CONTRIBUTED CAPITAL**	**3,295,278**	**80**	**2,437,079**	**44**
37	PAID-IN CAPITAL STOCK (NOMINAL)	354,657	9	330,874	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,863,829	45	1,516,033	27
39	PREMIUM ON SALES OF SHARES	1,076,792	26	590,172	11
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**826,724**	**20**	**3,162,456**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,228,306	30	2,188,588	39
43	REPURCHASE FUND OF SHARES	1,319,875	32	762,028	14
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	310,030	8	401,047	7
45	NET INCOME FOR THE YEAR	(2,031,487)	(49)	(189,207)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**795,153**	**100**	**1,465,582**	**100**
46	CASH	175	0	32	0
47	SHORT-TERM INVESTMENTS	794,978	100	1,465,550	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**373**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	373	100
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,997**	**100**	**1,200**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	6,997	100	1,200	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**0**	**100**	**0**	**100**
57	OTHER CURRENT LIABILITIES WITH COST		0		0
58	OTHER CURRENT LIABILITIES WITHOUT COST		0		0
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0		0
60	MEXICAN PESOS LIABILITIES		0		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**6,469**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0		0
66	DEFERRED TAXES	6,469	100		0
67	OTHERS	0	0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**310,030**	**100**	**401,047**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	310,030	100	401,047	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER:**4** YEAR:**2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	836,699	1,467,042
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	926,515,042	890,250,000
78	REPURCHASED SHARES (*)	75,318,734	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**0**	**0**	**0**	**0**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**0**	**0**	**0**	**0**
6	TOTAL FINANCING COST	(97,194)	0	771	0
7	**INCOME AFTER FINANCING COST**	**97,194**	**0**	**(771)**	**0**
8	OTHER FINANCIAL OPERATIONS	(73,489)	0	13	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**170,683**	**0**	**(784)**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	60,892	0	(371)	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**109,791**	**0**	**(413)**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(2,141,278)	0	(188,794)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,031,487)**	**0**	**(189,207)**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(2,031,487)**	**0**	**(189,207)**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(2,031,487)**	**0**	**(189,207)**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
21	DOMESTIC		0		0
22	FOREIGN		0		0
23	TRANSLATED INTO DOLLARS (***)		0		0
6	**TOTAL FINANCING COST**	**(97,194)**	**100**	**771**	**100**
24	INTEREST PAID	1,407	1	2	0
25	EXCHANGE LOSSES	375,727	387	20,976	2,721
26	INTEREST EARNED	49,982	51	7,304	947
27	EXCHANGE PROFITS	501,621	516	14,957	1,940
28	GAIN DUE TO MONETARY POSITION	77,275	80	2,054	266
8	**OTHER FINANCIAL OPERATIONS**	**(73,489)**	**100**	**13**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(15,826)	(22)	13	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(57,663)	(78)	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**60,892**	**100**	**(371)**	**100**
32	INCOME TAX	54,432	89	0	0
33	DEFERED INCOME TAX	6,460	11	(371)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION ***Final Printing***

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	150,794	(1,038)
38	NET SALES (**)	0	0
39	OPERATION INCOME (**)	0	0
41	NET CONSOLIDATED INCOME (**)	(2,031,487)	(189,207)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(2,031,487)**	**(189,207)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,147,738	69,740
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**116,251**	**(119,467)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(40,087)	(1,158)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**76,164**	**(120,625)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(244,062)	1,957,362
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(244,062)**	**1,957,362**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(502,531)**	**(371,155)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(670,429)	1,465,582
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,465,582	0
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	795,153	1,465,582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,147,738**	**69,740**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR		0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	2,147,738	69,740
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(40,087)**	**(1,158)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	(2,660)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(312,205)	302
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	4,010	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	268,108	1,200
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING		0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING		0
25	+ DIVIDEND RECEIVED		0
26	+ OTHER FINANCING		0
27	(-) BANK FINANCING AMORTIZATION		0
28	(-) STOCK MARKET AMORTIZATION		0
29	(-) OTHER FINANCING AMORTIZATION		0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(244,062)**	**1,957,362**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	23,783	1,957,362
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(267,845)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(502,531)**	**(371,155)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(867,685)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	365,154	(371,155)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
NON CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.00	%	0.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(49.28)	%	(3.38)	%
3	NET INCOME TO TOTAL ASSETS (**)	(49.12)	%	(3.38)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.80	%	1.09	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.00	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	0.33	%	0.02	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.00	times	0.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.00	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	120.58	times	1,223.54	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	120.58	times	1,223.54	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	62.65	times	1,223.54	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11,364.20	%	122,131.83	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.00	%	0.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	0.00	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	54.13	times	(60,312.50)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **4** YEAR: **2002**

U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(2.23)	$	(0.21)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(2.23)	$	(0.21)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	4.45	$	6.29
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.97 times		0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(1.93) times		0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.